[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 19, 2016

VIA EDGAR Asen Parachkevov, Attorney Adviser Jeff Long, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-213391) of
Prospect Capital Corporation (the “Fund”)
Dear Mr. Parachkevov and Mr. Long:
We are in receipt of oral comments provided by each of you on October 3, 2016 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the Fund’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

National Property REIT Corp. (“NPRC”)

1.	Please provide the analysis as to how NPRC is eligible for an exclusion from investment company status under the Investment Company Act of 1940 (the “1940 Act”) pursuant to Section 3(c)(5)(C).
NPRC does not rely on the Section 3(c)(5)(C) exception under the 1940 Act, which is for real estate mortgage companies and is not designed to apply to real estate operating companies or holding companies. NPRC is not an “investment company” as defined in Section 3(a) of the 1940 Act. An “investment company” is generally defined under sections 3(a)(1)(A) and (C) of the 1940 Act as a company that either:

•	is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”).[1]

NPRC is and holds itself out as being primarily engaged, through its direct and indirect subsidiaries, in the business of purchasing and managing real properties. NPRC is not and does not propose to engage in the business of investing, reinvesting or trading in securities. As such, NPRC is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the 1940 Act. Likewise, NPRC’s holdings in “investment securities” do not exceed 40% of its total assets on an unconsolidated basis. As such, NPRC is not an investment company that falls within the scope of Section 3(a)(1)(C) of the 1940 Act. A more detailed analysis in support of our conclusion regarding Section 3(a)(1)(C) follows.
A. Section 3(a)(1)(C)
NPRC’s holdings in “investment securities” do not exceed 40% of its total assets on an unconsolidated basis. As such, NPRC is not an investment company that falls within the scope of Section 3(a)(1)(C) of the 1940 Act.
Section 3(a)(1)(C) of the 1940 Act defines an investment company as “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total
1 Section 3(a)(1)(B) of the 1940 Act also defines an “investment company” as an issuer that is engaged or proposes to engage in the business of issuing face-amount securities of the installment type or has been engaged in such business and has any such certificate outstanding. NPRC is not engaged, and does not propose to engage, in the business of issuing face-amount securities of the installment type. Nor does NPRC have any such certificates outstanding.

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in section 3(a)(2) of the 1940 Act as “all securities except (A) U.S. government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries2 of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in sections 3(c)(1) or 3(c)(7) of the 1940 Act.”
Because the 40% test set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether NPRC falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform a “bottom-up” entity-by-entity analysis of the NPRC structure to identify which of NPRC’s total assets constitute “investment securities.”
In total, NPRC has 15 direct subsidiaries that are primarily engaged in the business of purchasing and managing properties and one direct subsidiary that is primarily engaged in the business of making or acquiring loans and other receivables that qualify under Section 3(c)(5)(A) or (B) of the 1940 Act. Accordingly, none of those subsidiaries are investment companies. NPRC also directly holds three real estate assets. NPRC’s direct real estate holdings and 15 direct subsidiaries that are primarily engaged in the business of purchasing and managing properties represent approximately 64% of NPRC’s assets on an unconsolidated basis as of June 30, 2016.3
1. Prospect Finance Company, LLC (“PFC”)

PFC is a subsidiary of NPRC that conducts a consumer online loan business. PFC conducts its businesses primarily through subsidiaries in a manner that complies with the 40% test discussed above. The value of PFC’s investment securities, together with any securities issued by its wholly-owned or majority-owned subsidiaries excepted from the definition of investment company pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act (exclusive of U.S. government securities and cash items) represents less than 40% of value of PFC’s total assets on an unconsolidated basis. PFC regularly monitors the value of its assets to ensure continuing and ongoing compliance with the 40% test. In addition, the Fund believes that PFC is not considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it is neither engaged primarily, nor holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities because PFC primarily engages, and will continue to engage, in the non-investment company businesses of its current and
2 A majority-owned subsidiary of a person is defined in section 2(a)(24) of the 1940 Act as a company 50% or more of whose outstanding voting securities are owned by such person.
3 The Fund also notes that Section 3(c)(5)(C) does not apply to NPRC’s real estate subsidiaries because fee ownership in real property is not included in Section 3(c)(5)(C) as good assets unless the entity holds so many investment securities that one has to bring in “mortgages and other interests in real property” to qualify under Section 3(c)(5)(C). Controlling interests in subsidiaries that primarily own fee interests in real property are similarly normally outside of the scope of Section 3(c)(5)(C).

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

future subsidiaries, which involve or will involve making or acquiring loans and other receivables that qualify under Sections 3(c)(5)(A) or (B).

Sections 3(c)(5)(A) and (B)

An issuer of securities may rely on the Sections 3(c)(5)(A) and (B) exceptions if it is (i) not engaged in the business of issuing (A) redeemable securities, (B) face-amount certificates of the installment type or (C) periodic payment plan certificates and (ii) primarily engaged in either of the following (X) for purposes of Section 3(c)(5)(A), the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance and services or (Y) for purposes of Section 3(c)(5)(B), the business of making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance and services.

The staff of the Division of Investment Management (“IM Staff”) of the SEC has issued numerous no-action letters that identify the types of loans and receivables that an issuer must hold in order to qualify for the exceptions under Section 3(c)(5)(A) and (B). Earlier no-action letters under Section 3(c)(5)(A) in particular espoused the view that this Section excluded only those companies engaged in “sales financing activity.”4 The prevailing theme in those letters is that the receivables or loans held by the issuer must relate to the sale of specific merchandise, insurance or services. For purposes of Section 3(c)(5)(A), the loans and receivables must represent the sales price of merchandise, insurance or services,5 and for purposes of Section 3(c)(5)(B), the loans must represent the purchase price of specific goods or services.6 In New England Education Loan Marketing Corp.,7 however, the IM Staff noted that “sales financing activity” is not a defined term in Section 3(c)(5) and appears to be used by the IM Staff to describe the requirement, for purposes of Sections 3(c)(5)(A) and (B), that a note must relate to “a sale of specified merchandise, insurance or services.”8 In this same letter, the IM Staff emphasized that the appropriate test under Section 3(c)(5)(A) is not whether a company is engaged in “sales financing,” but whether there is a direct nexus between the obligation being purchased and the sale of specific merchandise, insurance or services. As articulated in the IM Staff’s most recent no-action letter addressing Section 3(c)(5)(A), “a company not engaged in a traditional form of factoring or sales financing, but otherwise falling within the terms of Section 3(c)(5)(A), may be excluded from the definition of ‘investment company’ by the Section.”9

4 See, e.g., Educational Loan Mktg. Assn., Inc., SEC No-Action Letter (Feb. 4, 1986); World Evangelical Dev., Ltd., SEC Staff No-Action Letter (Apr. 5, 1979) ) (“World Evangelical”).
5 See, e.g., Raymond James & Assocs., Inc., SEC No-Action Letter (July 14, 1988); World Evangelical.
6 See, e.g., Alleco, Inc., SEC No-Action Letter (July 14, 1988); Architects/Engineers Reciprocal Capitalization Corp., SEC No-Action Letter (Apr. 15, 1981); MESBIC, Inc., SEC No-Action Letter (June 21, 1979) (“MESBIC”); World Evangelical.
7 SEC No-Action Letter (May 22, 1998).
8 Id.
9 See, Royalty Pharma, SEC No Action Letter (Aug. 13, 2010).

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

In various no-action letters over the years, the IM Staff has taken the position that, in order to rely on Section 3(c)(5)(A) or (B), generally at least 55% of an issuer’s assets must consist of qualifying assets that meet the requirements of the relevant exception. These no action letters identify the following as qualifying assets under Section 3(c)(5)(A) and (B): bankers and trade acceptances,10 credit card receivables,11 equipment leases,12 equipment loans,13 inventory loans,14 loans to finance the purchase of electric facilities and related equipment and machinery,15 loans to purchase farm products,16 franchise fee receivables,17 installment sales contracts tied to specific manufactured home units,18 loans to finance public works projects,19 and student loans to finance the purchase of educational services.20 Over time, the IM Staff has established certain guiding principles with respect to whether loans are sufficiently tied to “specific” merchandise and services. In general, the IM Staff has conditioned reliance on Section 3(c)(5)(A) not on the nature of the obligations but rather on the strength of the connection between the obligations held by the issuer and the subject merchandise, services, or equipment.21

The IM Staff has also taken the position in several no-action letters, which we refer to as the Refinance Letters,22 that qualifying assets also include loans that are provided to a borrower where the proceeds from the loan are used by the borrower to refinance existing loans originally used to purchase specific merchandise. For example, in the Refinance Letters, the IM Staff did not recommend enforcement against certain foreign sovereigns that sought to offer securities to the public in the United States but did not register the respective issuing entities (generally organized as trusts) as investment companies in reliance on Section 3(c)(5)(A) of the 1940 Act.23 The Refinance Letters suggest that the IM Staff would not
10 Sterling Franc Invs. & Fin., SEC No-Action Letter (Apr. 26, 1985); First Nat’l. Bank of Chicago, SEC No-Action Letter (May 5, 1980).
11 See, e.g., Ambassador Capital Corp., SEC No-Action Letter (Oct. 6, 1986).
12 See, e.g., B.C. Zeigler and Co., SEC No-Action Letter (Sept. 11, 1991); State of New Jersey, SEC No-Action Letter (May 21, 1984) (“State of New Jersey”); U.S. Mun. Lease Acceptance Corp., SEC No-Action Letter (Apr. 11, 1983) (“U.S. Mun. Lease”); Imperial Bank, SEC No-Action Letter (Dec. 15, 1982) (“Imperial Bank”); The Chicago Corp. SEC No-Action Letter (Oct. 12, 1982); Woodside Group, SEC No-Action Letter (Apr. 14, 1982).
13 See, e.g., Citytrust, SEC No-Action Letter (Dec. 19, 1990); State of Georgia Installment Purchase Contracts, SEC No-Action Letter (Apr. 10, 1985); Coop. Ass’n of Tractor Dealers, Inc., SEC No-Action Letter (June 22, 1981).
14 See, e.g., Crescent Capital Corp., SEC No-Action Letter (Oct. 3, 1980).
15 See, e.g., Colorado-Ute Fin. Serv. Corp., SEC No-Action Letter (May 5, 1986).
16 See, e.g., Union Trust Co., SEC No-Action Letter (Nov. 26, 1971).
17 See, e.g., Econo Lodges of Am., SEC No-Action Letter (Dec. 22, 1989) (“Econo Lodges”); Days Inn of Am., Inc. SEC No-Action Letter (Dec. 30, 1988) (“Days Inn”).
18 See, e.g., Ziegler Mortgage Sec., Inc., SEC No-Action Letter (Oct. 8, 1984).
19 See, e.g., Municipality Fin. Ltd., SEC No-Action Letter (Apr. 28, 1994); Banco Nacional de Obras y Servicios Publicos, S.A., SEC No-Action Letter (Nov. 24, 1977).
20 See, e.g., New England Educ. Loan Mktg. Corp., SEC No-Action Letter (May 22, 1998).
21 See, e.g., Econo Lodges.
22 See, e.g., Hellenic Republic Foreign Military Sales Loans, SEC No-Action Letter (Jan. 10, 1991); Islamic Republic of Pakistan, SEC No-Action Letter (Jan 18, 1989); Hashemite Kingdom of Jordan, SEC No-Action Letter (Nov. 21, 1988); Republic of Turkey, SEC No-Action Letter (Nov. 3, 1988); State of Israel Foreign Military, SEC No-Action Letter (Aug. 17, 1988) (collectively, the “Refinance Letters”).
23 See n. 14.

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

recommend enforcement against a refinancing arrangement if there were a direct nexus between the loans being refinanced and the original, underlying merchandise24 consistent with Section 3(c)(5)(A) and (B).

PFC subsidiaries qualifying for an exception from registration as an investment company under the 1940 Act pursuant to either Section 3(c)(5)(A) or Section 3(c)(5)(B) of the 1940 Act primarily acquire marketplace loans that are used to purchase specified merchandise, services or insurance or are used to refinance indebtedness that was initially incurred to purchase specified merchandise, services or insurance. Any marketplace loans acquired by such subsidiaries are subject to an analysis of the borrower’s use of proceeds from the marketplace loan. PFC uses that information to determine whether the loan in question is sufficiently tied to specific merchandise, services or insurance in order to be considered a qualifying asset under Section 3(c)(5)(A) or (B).

None of the IM Staff guidance described above requires that the loans acquired by any PFC subsidiary be linked to a single class or type of good or service, and the IM Staff has issued no-action letters where the financing arrangements extended to non-retail goods and a combination of goods and services.25 These letters, together with the position in the Refinance Letters (which indicate that so long as the loans refinanced were originally qualifying under Section 3(c)(5)(A) or (B), the refinancing will also qualify under Sections 3(c)(5)(A) or (B)) cumulatively suggest that if individual loans are tied to specific merchandise, services or insurance, their use for different classes and types of merchandise, services or insurance should not diminish the loans’ status as qualifying assets under Sections 3(c)(5)(A) or (B). For example, if a PFC subsidiary acquires a loan where the underlying borrower seeks to consolidate his or her debt arising from (i) a student loan and (ii) a credit card balance, the omnibus loan should still be considered qualifying under Section 3(c)(5)(A) because there is a direct nexus between the refinancing and specific merchandise or services that have all been treated as Section 3(c)(5)(A)- or (B)-compliant.

a. PFC subsidiaries

PFC currently has three subsidiaries, ACL Loan Holdings, Inc., a Delaware corporation, American Consumer Lending Limited, a Cayman Islands company, and NPH Guarantor, LLC, a Delaware limited liability company. Each of American Consumer Lending Limited and ACL Loan Holdings, Inc. (the “operating subsidiaries”) qualifies for an exception from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(A) of the 1940 Act. NPH Guarantor, LLC has no assets.

No less than 55% of the outstanding loan assets held by each operating subsidiary (as measured by gross outstanding principal balance) is comprised of qualifying loans under the Section 3(c)(5)(A) exception. PFC considers online consumer loans to be qualifying
24 In the case of the Refinance Letters, the original loans were made for the sovereigns to purchase certain military equipment.
25 See, e.g., AB Svensk, National Rural Utilities Cooperative Finance Corp., SEC No-Action Letter (Mar. 27. 1980).

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

assets for purposes of this exception if loan proceeds were used by the borrower (1) to purchase specified merchandise, services or insurance or (2) to refinance credit card or other indebtedness that was initially incurred by the borrower to purchase specified merchandise, insurance and services. PFC receives the use of loan proceeds for each individual loan as stated by the borrower during the loan application.

As stated above, the value of PFC’s investments in the operating subsidiaries represent all of PFC’s assets on an unconsolidated basis. As a result, the value of PFC’s investment securities (which would include for this purpose the value of any PFC subsidiary relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act but not the value of PFC’s investments in the operating subsidiaries because they rely on the Section 3(c)(5)(A) exemption) does not exceed 40% of the value of PFC’s total assets (exclusive of U.S. federal government securities and cash items) on an unconsolidated basis. Thus, PFC is in compliance with the 40% test under Section 3(a)(1)(C) of the 1940 Act.
Based on the foregoing analysis, NPRC is not and will not be an investment company under Section 3(a)(1)(C) of the 1940 Act.

2.
Please provide an analysis as to how NPRC qualifies as a real estate investment trust under the Internal Revenue Code of 1986 (the “Code”). The Staff requests that the Fund receive an opinion of tax counsel regarding NPRC’s tax status as a real estate investment trust under the Code.

Under the REIT provisions of the Code, a REIT’s assets must consist primarily of real estate assets (such as real property), and its income must consist primarily of income from real-estate-related sources (such as rents from real property). The REIT rules, however, permit a REIT to own a limited amount of non-real estate assets and earn a limited amount of non-real estate income, and, in particular, generally permit a REIT to hold through “taxable REIT subsidiaries” (“TRSs”) assets that would otherwise prevent the REIT from satisfying the REIT requirements, subject to limitations on the value of the TRS stock held by the REIT and on the amount of dividend or similar income recognized by the REIT from the TRS. Here, NPRC’s assets consist primarily of real property held for investment (such as residential apartment buildings and a limited number of commercial real estate properties) and its income consists primarily of rents from those real property investments. In addition, although NPRC also owns a portfolio of consumer loans, it holds that portfolio through TRSs that comply with the applicable limits on TRS size and income. Accordingly, the Fund believes that NPRC satisfies the requirements for taxation as a REIT under the Code. In support of this conclusion, NPRC has received a “will level” opinion from Skadden, Arps, Slate, Meagher & Flom LLP regarding NPRC’s REIT status.
The Fund also respectfully submits that NPRC’s REIT status is immaterial with respect to the Fund’s financial statements. In particular, due largely to significant depreciation deductions and other deductible expenses incurred by NPRC, NPRC has historically generated, and in the foreseeable future expects to continue to generate, net taxable

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

losses. Accordingly, even if NPRC were to fail to qualify as a REIT for U.S. federal income tax purposes, the resulting corporate-level income taxes, if any, would be immaterial to the Fund’s overall financial position, as reflected in its financial statements.

3.	Please confirm that the Fund and NPRC comply with the provisions under the 1940 Act regarding affiliated transactions (Sections 17 and 57 thereof).
The Fund confirms that it and NPRC comply with the provisions under the 1940 Act regarding affiliated transactions (Sections 17 and 57 thereof). The Fund notes that Rule 57b-1 under the 1940 Act permits transactions between the Fund and NPRC because NPRC is a downstream affiliate of the Fund.

4.	Please confirm that the NPRC does not have an external adviser. If it does, please confirm that the advisory agreement was approved in accordance with Section 15 of the 1940 Act.
The Fund confirms that NPRC does not have an external adviser. Nonetheless, the Fund disagrees that an operating subsidiary of a Fund is subject to Section 15 of the 1940 Act, although the Fund's adviser may be required to credit any fees from the subsidiary with respect to the Fund's interest against its fees from the Fund to the extent the Fund's adviser or an affiliate is the adviser to such a subsidiary.

5.	Please confirm whether the Fund guarantees any debt of NPRC. If the Fund does guarantee any debt of NPRC, please confirm that the Fund has accounted for such debt as a senior security.
The Fund confirms that it does not guarantee any debt of NPRC or its subsidiaries.
Online Consumer Loans

6.	Please supplementally respond to the following questions and revise disclosure as necessary in the Registration Statement:

1.	Is the valuation policy for online consumer loans on an individual loan level or on an aggregate level?
The valuation policy of NPRC is on an individual loan level. The valuations of the individual loans are reviewed by or under the direction of the Fund’s Board of Directors when the Fund’s Board of Directors determines the net asset value of the Fund.

2.
Is the fair valuation performed using inputs incorporating borrower-level data (reviewing borrower-level information and taking into account the most recent FICA score (or other credit score) and other information available from the platform including whether the borrower is current on all loan payments) prior to applying the discounted cash flow methodology?

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

The fair valuation is performed using inputs incorporating borrower-level data sourced from the platforms and other third-party service providers.

3.	Is the borrower-level data updated as often as the net asset value of the Fund is calculated?
As discussed in 6(a) above, the valuation of each individual loan portfolio is updated and reviewed by or under the direction of the Fund’s Board of Directors when the Fund’s net asset value is determined.
Further, the Fund believes that the current disclosure regarding fair valuation is sufficient to cover its investments and additional disclosure is not required to be added regarding the specifics of the fair valuation of its consumer online lending initiative.

7.	Please include the following disclosure in the Registration Statement: “We will not invest through platforms that cannot evaluate the completeness and accuracy of the individual loan data.”
The requested disclosure has been added. See pages 45 and 87.

8.	Please confirm to us that there will be ongoing due diligence of the platforms and segments in which the Fund plans to invest through the platforms.
The Fund confirms that it conducts ongoing due diligence of the platforms and segments in which it plans to invest through the platforms.

9.	If material, please disclose in the Registration Statement the Fund’s intention to invest in online loans from platforms in emerging markets.
The Fund does not currently plan to invest in any online loans from emerging market platforms.

10.
If the Fund intends to invest in online loans from platforms in foreign countries and such investments will be material to the Fund, please include disclose in the Registration Statement any differences in regulatory risks/regimes of foreign countries.

The Fund does not currently plan to invest in any online loans from platforms in foreign countries.

11.	Please disclose the percentage of loans from individuals with a FICO score lower than 600.
Given that the percentage of loans from individuals with a FICO score lower than 600 is less than 0.1% of NPRC’s total assets, and therefore significantly less for the Fund, the Fund respectfully declines to include the requested disclosure because it is not material to the Fund.

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

12.
The Registration Statement states, “On September 30, 2015, we restructured our investment in Arctic Energy. Concurrent with the restructuring, we exchanged our $31,640 senior secured loan and our $20,230 subordinated loan for Class E and Class D equity in Arctic Energy.” Please supplementally discuss how such exchange was recorded (gain or loss)?

On September 30, 2015, the Fund exchanged its senior and subordinated loans to Arctic Energy, a controlled entity, for Class D and Class E equity securities. The Fund did not provide any additional capital and did not decrease the fair market value of the Fund’s debt investment prior to the transaction. Accordingly, the Fund determined amortized cost to be the transaction price for initial measurement per ASC 946-320-30-1. No realized gain or loss was recorded.

General Comments

13.	Please confirm that the Fund does not currently intend to engage in securitizations of its own assets.
The Fund confirms that it does not currently intend to engage in securitizations of its own assets.

14.	Please move up the discussion on page 3 regarding below investment grade securities to the second paragraph under “Our Investment Objective and Policies.”
The Fund has revised disclosure in accordance with the comment. Please see page 2.

15.
Please clarify that the “specified credit and diversity criteria” and “concentration limitations” discussed in the Registration Statement are with respect to the specific CLOs as opposed to the Fund. Please disclose, if applicable, the Fund’s own criteria regarding CLOs.

The Fund has revised disclosure in accordance with the comment. Please see page 3.
Accounting Comments

16.	Please be sure to include auditor consents in the Fund’s next Registration Statement filing.
The Fund has included the necessary auditor consents in its filing.

17.	Please explain and represent that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments.
The Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments. The bases for the Fund’s

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

belief are primarily that (i) historically it has rarely utilized more than 40% of its revolving credit line, which on average over the previous eight (8) quarters permitted additional borrowings of up to $488.5 million, whereas its average unfunded investment commitments over such time was $75.0 million and over the previous four (4) quarters was $61.9 million; (ii) the Fund receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $108.1 million to $690.2 million per quarter over the past eight quarters and have averaged $343.8 million per quarter over that period; (iii) while the Fund does not hold a large amount of highly liquid assets at any one time, it generally holds a substantial amount of First Lien loans and portions of large second lien syndicated loans (for example, $2.9 billion and $361 million, respectively, as of June 30, 2016), which are quite liquid and can be sold promptly, and (iv) in addition, a majority of its portfolio assets are of a nature that are salable over a relatively short period to generate cash.

18.
Note 3 to the Fund’s financial statements states, “In addition, during the period from July 1, 2015 through May 23, 2016, we received a partial repayment of $29,703 of our loan previously outstanding and recorded $11,016 of dividend income in connection with the sale of Vista.” Please discuss why such return was recorded as dividend income.

APRC, a subsidiary of the Fund at December 31, 2015, held Vista. The cash distributed to the Fund on December 31, 2015 was less than the current year APRC earnings and profits. Therefore the distribution the Fund received from APRC was required to be characterized as a dividend for U.S. federal income tax purposes.

19.	With respect to Arctic Energy, please discuss the valuation of its Class D and E equity. The Class D equity has recently been marked up, while the Class E continues to be at a significant discount.
The enterprise value for Arctic Energy increased modestly during the quarter ended June 30, 2016. Equity classes in order of priority are D, E, C, A. The waterfall flows through each equity tranche assigning value to cover the cumulative preference, which is the cost basis and priority return associated with each class. Accordingly, any increase in enterprise value is first attributable to Class D Units to the extent necessary to cover the cumulative preference, which is the cost basis and priority return. The remaining value is then allocated to Class E and other structurally subordinated classes of equity in accordance with their subordination waterfall. The increase in enterprise value was insufficient for the Class D Unit to reach cost plus priority return; accordingly, no increment was attributable to the Class E Units.

20.	Please consider including maturity date disclosure for the Fund’s CLO investments.
The Fund will include the maturity date disclosure for the Fund’s CLO investments in future financial statements.

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

21.	Please consider including additional disclosure in the notes to NPRC’s financial statements regarding the online consumer loans that NPRC has invested.
NPRC’s financial statements are prepared in accordance with GAAP and the notes to NPRC’s financial statements therein contain the required information regarding the online consumer loans made by NPRC’s subsidiaries as determined by NPRC in accordance with GAAP. Accordingly, the Fund believes that no additional disclosure is necessary nor required.

22.
Please discuss NPH McDowell, LLC. Is this a joint venture? Is the Fund invested in joint ventures? If so, please discuss why such joint ventures are not consolidated with the Fund’s financial statements.

NPH McDowell, LLC is a consolidated entity of NPRC and is not a joint venture. The Fund was required under Rule 3-09 of Regulation S-X to attach the audited financial statements of NPRC which references the separate audited financial statements of underlying entity NPH McDowell, LLC.

23.	Pursuant to Section 3-09(b) of Regulation S-X, it seems that First Tower’s unaudited financial statements are required to be included. Please include such unaudited financial statements.
The Fund has included such audited financial statements in the Registration Statement and has filed a 10-K/A to include the required First Tower financials in its annual report.

24.	Please discuss the accounting for and valuation of “net operating income interests.”
Net operating income interests are a financial instrument and an investment and therefore the Fund is required to hold at fair value. These interests are valued using the Fund’s contractual interest in the net operating income earned by the Fund’s investments. The future expected cash flows from this interest are discounted using the estimated weighted average cost of capital. Quarterly cash payments to the Fund are recognized as other income when received. The valuation method was recommended by Lincoln Partners Advisors LLC and the Fund's Board of Directors approved it as a reasonable valuation method.

* * * * *

Mr. Asen Parachkevov
Mr. Long
October 19, 2016

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins
Richard Prins